F O R   I M M E D I A T E    R E L E A S E



                                      April 15, 1996
                                      For more information contact:
                                      Erin Ibele - (419) 247-2800
                                      Ed Lange   - (419) 247-2800


         HEALTH CARE REIT, INC. ANNOUNCES FIRST QUARTER
                NEW INVESTMENTS OF $62 MILLION


Toledo, Ohio, April 15, 1996....Health Care REIT, Inc. (NYSE/HCN)
announced today that during the first quarter of 1996, the Company closed $62 million of new investments, of which $28.2 million has been funded to date.

Permanent mortgage financing of $21.1 was provided for two nursing home facilities located in Massachusetts. Operating lease financing of $7.2 million was provided for two assisted living facilities located in Florida. Also in the first quarter, Health Care REIT provided $14.9 million of development/operating lease financing for seven assisted living facilities to be constructed in Oklahoma and Texas. Development and permanent mortgage financing of $19.8 million was provided for two assisted living facilities located in Texas and Pennsylvania, and a nursing home facility located in Arizona.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. The Company also invests in specialty care hospitals and primary care facilities. The Company has investments in 118 health care facilities in 28 states and has total assets of approximately $390 million.